# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scully Royalty Ltd., CIK 0000016859
CUSIP: G7T96K107
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: ROOM 2103 SHANGHAI MART TOWER, 2299 YAN AN ROAD WEST, CHANGNING DISTRICT, SHANGHAI, China (F4), 200336
Date of event which requires filing of this statement: 12/08/2025
Filed by CIK 0001201333
Persons authorized to receive notices and communications: Neil S. Subin, 2336 SE Ocean Blvd., Suite 400, Stuart, Florida (FL), 34996, (561) 287-5399

## Reporting persons
- Neil S. Subin (CIK 0001201333): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 0; shared voting power 1,985,952; sole dispositive power 0; shared dispositive power 1,985,952; aggregate amount beneficially owned 1,985,952 (13% of the class)
  Comment: Note to Rows 8, 9, 10 and 11: Represents (i) 48,483 common shares owned of record by MILFAM LLC; (ii) 31,033 common shares, par value $0.001 per share ("common shares"), of Scully Royalty Ltd. (the "Issuer") owned of record by Catherine C. Miller Irrevocable Trust; (iii) 22,456 common shares owned of record by Catherine C Miller Trust A-3; (iv) 215,042 common shares owned of record by Catherine C Miller Revocable Trust; (v) 20,658 common shares owned of record by Kimberley S. Miller GST Trust; (vi) 188,687 common shares owned of record by LIMFAM LLC; (vii) 163,005 common shares owned of record by LIM III Estate LLC; (viii) 64,715 common shares owned of record by Lloyd I. Miller Trust A-1; (ix) 28,355 common shares owned of record by Catherine C Miller Estate; (x) 5,330 common shares owned of record by Lloyd I. Miller, III Irrevocable Trust; (xi) 32,693 common shares owned of record by Miller Great Grandchildren Trust; (xii) 176,735 common shares owned of record by Susan F. Miller Spousal Trust A-4; (xiii) 176,734 common shares owned of record by Miller Family Education and Medical Trust; (xiv) 150,282 common shares owned of record by MILFAM I L.P.; (xv) 428,563 common shares owned of record by MILFAM II L.P.; (xvi) 26,611 common shares owned of record by MILFAM III LLC; (xvii) 40,250 common shares owned of record by Susan F. Miller; and (xviii) 166,320 common shares owned of record by Alimco Re Ltd. Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or advisor of a number of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, and he also serves as trustee of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I. Miller, III, consequently, he may be deemed the beneficial owner of the shares specified in clauses (i) through (xviii) of the preceding sentence. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.
  
  Note to Row 13: The percentage reported in this Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Issuer's Current Report on Form 6-K ("Form 6-K") as filed with the U.S. Securities and Exchange Commission on December 5, 2025).
- MILFAM LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 0; shared voting power 1,957,597; sole dispositive power 0; shared dispositive power 1,957,597; aggregate amount beneficially owned 1,957,597 (12.9% of the class)
  Comment: Note to Rows 8, 10 and 11: Represents (i) 22,456 common shares owned of record by Catherine C Miller Trust A-3; (ii) 215,042 common shares owned of record by Catherine C Miller Revocable Trust; (iii) 188,687 common shares owned of record by LIMFAM LLC; (iv) 163,005 common shares owned of record by LIM III Estate LLC; (v) 64,715 common shares owned of record by Lloyd I. Miller Trust A-1; (vi) 176,735 common shares owned of record by Susan F. Miller Spousal Trust A-4; (vii) 176,734 common shares owned of record by Miller Family Education and Medical Trust; (viii) 150,282 common shares owned of record by MILFAM I L.P.; (ix) 428,563 common shares owned of record by MILFAM II L.P.; (x) 26,611 common shares owned of record by MILFAM III LLC; (xi) 48,483 common shares owned of record by MILFAM LLC; (xii) 166,320 common shares owned of record by Alimco Re Ltd.; (xiii) 31,033 common shares owned of record by Catherine C. Miller Irrevocable Trust; (xiv) 20,658 common shares owned of record by Kimberley S. Miller GST Trust; (xv) 32,693 common shares owned of record by Miller Great Grandchildren Trust; (xvi) 5,330 common shares owned of record by Lloyd I. Miller, III Irrevocable Trust; and (xvii) 40,250 common shares owned of record by Susan F. Miller. MILFAM LLC serves as manager, general partner, or advisor of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed the beneficial owner of the shares specified in clauses (i) through (xvii) of the preceding sentence. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.
  
  Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Alimco Re Ltd.: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 166,320; sole dispositive power 0; shared dispositive power 166,320; aggregate amount beneficially owned 166,320 (1.1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Catherine C. Miller Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 31,033; sole dispositive power 0; shared dispositive power 31,033; aggregate amount beneficially owned 31,033 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Catherine C Miller Trust A-3: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 22,456; sole dispositive power 0; shared dispositive power 22,456; aggregate amount beneficially owned 22,456 (0.1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Catherine C Miller Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 215,042; sole dispositive power 0; shared dispositive power 215,042; aggregate amount beneficially owned 215,042 (1.4% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Kimberley S. Miller GST Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 20,658; sole dispositive power 0; shared dispositive power 20,658; aggregate amount beneficially owned 20,658 (0.1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- LIMFAM LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 188,687; sole dispositive power 0; shared dispositive power 188,687; aggregate amount beneficially owned 188,687 (1.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- LIM III Estate LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 0; shared voting power 163,005; sole dispositive power 0; shared dispositive power 163,005; aggregate amount beneficially owned 163,005 (1.1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Lloyd I. Miller Trust A-1: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 64,715; sole dispositive power 0; shared dispositive power 64,715; aggregate amount beneficially owned 64,715 (0.4% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Catherine C Miller Estate: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 28,355; sole dispositive power 0; shared dispositive power 28,355; aggregate amount beneficially owned 28,355 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Lloyd I. Miller, III Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 5,330; sole dispositive power 0; shared dispositive power 5,330; aggregate amount beneficially owned 5,330 (0% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Miller Great Grandchildren Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 32,693; sole dispositive power 0; shared dispositive power 32,693; aggregate amount beneficially owned 32,693 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Susan F. Miller Spousal Trust A-4: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 176,735; sole dispositive power 0; shared dispositive power 176,735; aggregate amount beneficially owned 176,735 (1.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Miller Family Education and Medical Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 176,734; sole dispositive power 0; shared dispositive power 176,734; aggregate amount beneficially owned 176,734 (1.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- MILFAM I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 150,282; sole dispositive power 0; shared dispositive power 150,282; aggregate amount beneficially owned 150,282 (1% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- MILFAM II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 428,563; sole dispositive power 0; shared dispositive power 428,563; aggregate amount beneficially owned 428,563 (2.8% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- MILFAM III LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 26,611; sole dispositive power 0; shared dispositive power 26,611; aggregate amount beneficially owned 26,611 (0.2% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).
- Susan F. Miller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 40,250; sole dispositive power 0; shared dispositive power 40,250; aggregate amount beneficially owned 40,250 (0.3% of the class)
  Comment: Note to Row 13: The percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K).

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: Scully Royalty Ltd.
Address of issuer's principal executive offices: ROOM 2103 SHANGHAI MART TOWER, 2299 YAN AN ROAD WEST, CHANGNING DISTRICT, SHANGHAI, China (F4), 200336
Comment:
EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the Schedule 13D filed by the Reporting Persons on December 11, 2023, as amended on October 8, 2024 and November 26, 2025 (collectively, the "Original Schedule 13D"), to update the percentage of common shares beneficially owned by Neil S. Subin and MILFAM LLC ("Milfam") and to file as an exhibit the proxy statement that Milfam intends to mail to shareholders of Scully Royalty Ltd. (the "Issuer") on or about December 8, 2025.

The relevant footnote to each Reporting Person has been updated to reflect that the percentage reported in this Amendment No. 3 is based upon 15,226,351 common shares outstanding as of November 24, 2025 (according to the Form 6-K). Except as modified in the cover pages and below, this Amendment No. 3 does not modify any of the information previously reported on the Original Schedule 13D, which remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is amended as follows:

Milfam intends to mail its definitive proxy materials to shareholders of the Issuer on or about December 8, 2025, in connection with the annual general meeting of shareholders of the Issuer to be held on Saturday, December 27, 2025 at a time to be announced by the Issuer, and at any adjourned, postponed, continued, or rescheduled meeting thereof (the "Annual Meeting"), to solicit proxies to elect each of Jerrod Freund, Mark Holliday, Alan Howe, Nimesh Patel, and Skyler Wichers (the "Nominees") to the board of directors (the "Board") of the Issuer. The proxy statement mailed by Milfam is filed as Exhibit 2 hereto and is incorporated herein by reference.

The Reporting Persons have also engaged in preliminary discussions with other shareholders of the Issuer regarding its proposal to remove the existing members of Board and to elect the Nominees to the Board at the Annual Meeting. The Reporting Persons plan to continue communicating with the Issuer and with other shareholders regarding these and similar matters. Depending upon, among other things, the outcome of these communications, the financial condition, results of operations and prospects of the Issuer, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may take other steps seeking to bring about changes to the Board and/or the Issuer that it believes would increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in Item 4 of Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 2 Definitive Proxy Statement

## Signatures
- Neil S. Subin: /s/ Neil S. Subin, Neil S. Subin (12/08/2025)
- MILFAM LLC: /s/ Neil S. Subin, Neil S. Subin/Manager (12/08/2025)
- Alimco Re Ltd.: /s/ Dylan Cariero, Dylan Cariero/Chief Executive Officer (12/08/2025)
- Catherine C. Miller Irrevocable Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (12/08/2025)
- Catherine C Miller Trust A-3: /s/ Neil S. Subin, Neil S. Subin/Manager (12/08/2025)
- Catherine C Miller Revocable Trust: /s/ Neil S. Subin, Neil S. Subin/Manager (12/08/2025)
- Kimberley S. Miller GST Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (12/08/2025)
- LIMFAM LLC: /s/ Neil S. Subin, Neil S. Subin/Manager (12/08/2025)
- LIM III Estate LLC: /s/ Neil S. Subin, Neil S. Subin/Manager (12/08/2025)
- Lloyd I. Miller Trust A-1: /s/ Neil S. Subin, Neil S. Subin/Manager (12/08/2025)
- Catherine C Miller Estate: /s/ Neil S. Subin, Neil S. Subin/Personal Representative (12/08/2025)
- Lloyd I. Miller, III Irrevocable Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (12/08/2025)
- Miller Great Grandchildren Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (12/08/2025)
- Susan F. Miller Spousal Trust A-4: /s/ Neil S. Subin, Neil S. Subin/Trustee (12/08/2025)
- Miller Family Education and Medical Trust: /s/ Neil S. Subin, Neil S. Subin/Trustee (12/08/2025)
- MILFAM I L.P.: /s/ Neil S. Subin, Neil S. Subin/Manager (12/08/2025)
- MILFAM II L.P.: /s/ Neil S. Subin, Neil S. Subin/Manager (12/08/2025)
- MILFAM III LLC: /s/ Neil S. Subin, Neil S. Subin/Manager (12/08/2025)
- Susan F. Miller: /s/ Susan F. Miller, Susan F. Miller (12/08/2025)